Exhibit 12.1

Ratio of Earnings to Fixed Charges

Rotech Healthcare Inc.

	Predecessor Company										Successor Company
	Year Ended December 31								Three Months Ended March 31, 2002		Nine Months Ended December 31, 2002		Three Months Ended March 31, 2003
	1998		1999		2000		2001
Ratio of Earnings to Fixed Charges
Pretax income (loss) from continuing operations	$112,754		$71,151		$3,314		$40,030		$(153,944)		$24,775		$9,542
Add fixed charges	6,589		8,363		8,251		7,832		1,900		40,333		12,608

Total Earnings (Loss) (A)	$119,343		$79,514		$11,565		$47,862		$(152,044)		$65,108		$22,150

Interest Expense	$221		$490		$108		$74		$14		$33,556		$10,340
Estimate of the interest within rental expense (33% of total)	6,368		7,873		8,143		7,758		1,886		6,777		2,268

Total Fixed Charges (B)	$6,589		$8,363		$8,251		$7,832		$1,900		$40,333		$12,608

Ratio (A/B)	18.11	x	9.51	x	1.40	x	6.11	x	(80.03	)x(1)	1.61	x	1.76	x

(1)	The dollar amount of the deficiency for the three months ended March 31, 2002 was $153,944. Such amount includes approximately $153,197 of reorganization expense to write-down the Predecessor’s assets to fair market value.